Exhibit 99.1

NEW GOLD REPORTS FIRST QUARTER 2025 RESULTS

Solid Quarterly Performance Leads to Free Cash Flow Generation, Critical Path Items Achieved to Allow for Ramp-up in Production and Exploration Activities Going Forward

(All amounts are in U.S. dollars unless otherwise indicated)

TORONTO, April 29, 2025 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) today reported financial and operating results for the quarter ended March 31, 2025.

"The first four months of the year have been exceptionally positive for New Gold in achieving our strategic objectives," stated Patrick Godin, President and CEO. "We increased our future free cash flow by consolidating our interest in New Afton to 100%. We successfully refinanced and extended our senior notes and extended our credit facility. During the quarter, we also delivered two new Technical Reports outlining strong production profiles with lower costs. Collectively, these milestones are expected to create meaningful value for our shareholders and provide increased financial flexibility and optionality for New Gold moving forward."

"Operationally, we delivered our first quarter as planned, advancing several critical path objectives to set ourselves up to achieve our annual guidance. At New Afton, B3 grades were higher than expected as the cave nears exhaustion, which is now expected by the end of the second quarter of 2025. At Rainy River, our efforts to sequence waste stripping in the early months of the year have allowed us to remain on-track for a step-up in production starting in the second quarter, and to deliver an improved second half of the year. Additionally, underground development continues to advance, and I'm pleased to report the successful pit portal breakthrough occurred in early April, an important catalyst that enables the underground ramp-up to advance throughout the year," stated Mr. Godin.

"On the exploration front, the New Afton K-Zone exploration drift is now partially available for drilling, and our exploration efforts targeting K-Zone are expected to ramp-up aggressively. At Rainy River, exploration drilling focused on testing growth opportunities along the NW Trend. I look forward to providing updates on these efforts in the coming quarters," added Mr. Godin.

First Quarter Sees Strong Performance from New Afton, Rainy River On-Track for Ramp-up in Production Through Remainder of the Year

  First quarter consolidated production was 52,186 ounces of gold and 13.6 million pounds of copper at all-in sustaining costs1,2 of $1,727 per gold ounce sold. First quarter gold production represented approximately 15% of the midpoint of annual consolidated production guidance of 325,000 to 365,000 ounces of gold, slightly ahead of the planned first quarter of 14%.
  New Afton first quarter production was 18,278 ounces of gold and 13.6 million pounds of copper at an all-in sustaining costs1,2 of ($687) per gold ounce sold. First quarter production represented approximately 28% and 25% of the midpoint of annual guidance of 60,000 to 70,000 ounces of gold and 50 to 60 million pounds of copper, respectively, higher than the planned first quarter of 20% due to continued strong B3 grades leading to higher than planned head grades.
  C-Zone cave construction continues to advance on schedule, facilitating a step up in copper and gold production in the second half of 2025. Undercutting is on track for completion in May and cave construction progress is more than 50% complete, as of the end of March. Other key project milestones completed in the first quarter include the relocation of the secondary sizer and commissioning of the C-Zone dewatering system. The flotation cleaner circuit upgrade is on schedule for commissioning in the third quarter, with construction commencing in April. This project is expected to improve copper and gold recoveries as the operation ramps up to full processing capacity of approximately 16,000 tonnes per day beginning in 2026.
  Rainy River first quarter production was 33,908 ounces of gold at an all-in sustaining costs1,2 of $2,758 per gold ounce sold. First quarter production represented approximately 12% of the midpoint of annual guidance of 265,000 to 295,000 ounces of gold, slightly ahead of the planned first quarter of 11%.
  As outlined in the Rainy River operational outlook, open pit mining in the first quarter focused on waste stripping, with most of the mill feed coming from the low-grade stockpile. With the final waste stripping campaign for Phase 4 completed in April, the remaining benches are planned to provide ore production through to 2026 at an average strip ratio of 1:1.
  The Rainy River underground mine achieved an important milestone with the breakthrough of the ramp to the pit portal in early April. The connection to the pit provides an immediate reduction in underground haulage distances, improves ventilation, and establishes a second means of egress to facilitate stope production from several new mining zones as they come online in late-2025.
  The Company is on-track to deliver its 2025 consolidated production guidance of 325,000 to 365,000 ounces of gold and 50 to 60 million pounds of copper at all-in sustaining costs1,2 of $1,025 to $1,125 per gold ounce sold.

Fourth Consecutive Quarter of Free Cash Flow Generation, Strategic Corporate Activities Supporting the Transformation of New Gold's Growth

  The Company generated cash flow from operations of $108 million and free cash flow4 of $25 million after investing over $43 million in advancing growth projects during the quarter. This was highlighted by New Afton's impressive $52 million in free cash flow2. The Company exited the first quarter in a strong financial position, with cash and cash equivalents of $213 million.
  On February 12, 2025, the Company provided its three-year operational outlook and filed Technical Reports for the New Afton and Rainy River mines outlining New Gold's strong production profile with declining costs, strong free cash flow generation and increasing net asset value while also highlighting upside to build on over the longer-term (see February 12, 2025 news release for additional information).
  On March 4, 2025, the Company completed a $400 million senior notes offering with an interest rate of 6.875% and due in 2032 that was used to fund the purchase and cancellation of approximately $289 million of its outstanding 7.50% senior notes due in 2027. The Company intends to redeem the approximately $111 million remaining 2027 senior notes on or about July 15, 2025. In connection with the offering, S&P upgraded the Company's corporate rating from B to B+, upgraded the bond rating from B to BB-, and upgraded their outlook from Stable to Positive. Moody's maintained the Company's B2 corporate rating and B3 rating on the bonds and upgraded their outlook from Stable to Positive.
  On March 24, 2025, the Company and its syndicate of lenders executed an amendment to its existing revolving credit facility. Under the amendment, the term has been extended by four years, now maturing on March 23, 2029. An accordion feature has also been added, which allows the principal amount of the credit facility to be increased by up to $100 million, subject to certain conditions.
  Subsequent to quarter end, the Company entered into an agreement with Ontario Teachers' Pension Plan to acquire the remaining 19.9% free cash flow interest in the Company's New Afton Mine. The transaction is to be funded with cash on hand, borrowings from its existing credit facility, and a gold prepayment financing. Importantly, the transaction comes with no equity dilution to New Gold shareholders. Following the transaction, the Company will have fully consolidated its free cash flow interest in New Afton to 100%. The transaction is expected to close in early May (see April 7, 2025 news release for additional information). The $100 million gold prepayment associated with the New Afton transaction was finalized in mid-April. The Company has agreed to deliver approximately 2,771 ounces of gold per month over the July 2025 to June 2026 period at an average price of $3,157 per gold ounce.

New Afton K-Zone First Exploration Drill Bay Complete, Both Operations Advance Technical Studies for Growth Projects

  At New Afton, the exploration priority for 2025 remains on K-Zone. Development of the 4500 Level exploration drift to target K-Zone is well advanced, with the first exploration drill bay now operational. The new exploration drift will facilitate infill drilling to support Mineral Resource development and exploration drilling to test extensions to the east and at depth. In parallel, preliminary technical studies are underway to assess potential mining scenarios for K-Zone, HW Zone, and D-Zone with the potential to extend New Afton mine life beyond 2031.
  At Rainy River, following the significant increase in open pit Mineral Resources in 2024, the Company continues to expand, define, and evaluate opportunities to extend open pit mine life and keep the processing plant operating at full capacity beyond 2029. First quarter drilling was focused on testing growth opportunities along the NW Trend open pit target, while technical studies on potential pushbacks to the south of the main pit advanced, including the evaluation of waste rock and tailings storage options.

Consolidated Financial Highlights

	Q1 2025	Q1 2024
Revenue ($M)	209.1	192.1
Operating expenses ($M)	103.4	106.8
Depreciation and depletion ($M)	57.2	62.7
Net loss ($M)	(16.7)	(43.5)
Net loss, per share ($)	(0.02)	(0.6)
Adj. net earnings ($M)[1]	12.0	13.1
Adj. net earnings, per share ($)[1]	0.02	0.02
Cash generated from operations ($M)	107.5	54.7
Cash generated from operations, per share ($)	0.14	0.08
Cash generated from operations, before changes in non-cash operating working capital ($M)[1]	90.0	72.5
Cash generated from operations, before changes in non-cash operating working capital, per share ($)[1]	0.11	0.11
Free cash flow ($M)[1]	24.9	(14.9)
  Revenue increased over the prior-year period primarily due to higher metal prices and higher copper sales volume, partially offset by lower gold sales volume.
  Operating expenses were in-line with the prior-year period. Depreciation expense decreased when compared to the prior-year period due to lower gold production and open-pit tonnes mined at Rainy River.
  Net earnings increased over the prior-year period primarily due to an increase in revenues. Adjusted net earnings1 were relatively in-line with the prior-year period.
  Cash generated from operations and free cash flow1 increased over the prior-year period primarily due to higher revenue.

Consolidated Operational Highlights

	Q1 2025	Q1 2024
Gold production (ounces)[4]	52,186	70,898
Gold sold (ounces)[4]	52,164	70,077
Copper production (Mlbs)[4]	13.6	13.3
Copper sold (MIbs)[4]	13.2	12.0
Gold revenue, per ounce ($)[5]	2,864	2,061
Copper revenue, per pound ($)[5]	4.17	3.64
Average realized gold price, per ounce ($)[1]	2,894	2,090
Average realized copper price, per pound ($)[1]	4.30	3.86
Operating expenses per gold ounce sold ($/ounce, co-product)[3]	1,437	1,106
Operating expenses per copper pound sold ($/pound, co-product)[3]	2.15	2.44
Depreciation and depletion per gold ounce sold ($/ounce)[5]	1,100	897
Cash costs per gold ounce sold (by-product basis) ($/ounce)[1,2]	869	874
All-in sustaining costs per gold ounce sold (by-product basis) ($/ounce)[1,2]	1,727	1,396
Sustaining capital ($M)[1]	32.7	25.9
Growth capital ($M)[1]	42.5	35.1
Total capital ($M)	75.2	61.1

New Afton Mine

Operational Highlights

New Afton Mine	Q1 2025	Q1 2024
Gold production (ounces)[4]	18,278	18,179
Gold sold (ounces)[4]	18,432	16,980
Copper production (Mlbs)[4]	13.6	13.3
Copper sold (Mlbs)[4]	13.2	12.0
Gold revenue, per ounce ($)[5]	2,861	1,988
Copper revenue, per ounce ($)[5]	4.17	3.64
Average realized gold price, per ounce ($)[1]	2,947	2,108
Average realized copper price, per pound ($)[1]	4.30	3.86
Operating expenses ($/oz gold, co-product)[3]	662	740
Operating expenses ($/lb copper, co-product)[3]	2.15	2.44
Depreciation and depletion ($/ounce)[5]	1,331	1,216
Cash costs per gold ounce sold (by-product basis) ($/ounce)[1,2]	(769)	(34)
Cash costs per gold ounce sold ($/ounce,co-product)[1,3]	696	811
Cash costs per copper pound sold ($/pound, co-product)[1,3]	2.26	2.67
All-in sustaining costs per gold ounce sold (by-product basis) ($/ounce)[1,2]	(687)	241
All-in sustaining costs per gold ounce sold ($/ounce, co-product)[1,3]	720	894
All-in sustaining costs per copper pound sold ($/pound, co-product)[1,3]	2.34	2.94
Sustaining capital ($M)[1]	0.7	3.7
Growth capital ($M)[1]	23.3	27.7
Total capital ($M)	24.0	31.4
Free cash flow ($M)[1]	52.5	(3.6)

Operating Key Performance Indicators

New Afton Mine	Q1 2025	Q1 2024
New Afton Mine Only
Tonnes mined per day (ore and waste)	12,356	10,734
Tonnes milled per calendar day	12,366	10,153
Gold grade milled (g/t)	0.57	0.68
Gold recovery (%)	87%	88%
Copper grade milled (%)	0.62	0.72
Copper recovery (%)	89%	90%
Gold production (ounces)	17,987	17,858
Copper production (Mlbs)	13.6	13.3
Ore Purchase Agreements[6]
Gold production (ounces)	292	321
  First quarter production was 18,278 ounces of gold (inclusive of ore purchase agreements) and 13.6 million pounds of copper. The increase over the prior-year period was due to higher tonnes processed, partially offset by lower grade and recovery.
  Operating expenses per gold ounce sold5 and per copper pound sold decreased over the prior-year period, primarily due to higher gold and copper sales volumes, and lower underground mining and processing costs with the gyratory crusher completed in Q4 2024 reducing underground haulage costs.
  All-in sustaining costs1,2 per gold ounce sold decreased over the prior-year period, primarily due to higher sales volumes, higher by-product revenues, and lower sustaining capital spend.
  Total capital expenditures decreased over the prior-year period due to lower sustaining and growth capital spend. Sustaining capital1 primarily related to equipment and vehicles. Growth capital1 primarily related to C-Zone underground mine development, and cave construction.
  Free cash flow was $52 million, an improvement over the prior-year period due to higher revenues and lower operating expenses.

Rainy River Mine

Operational Highlights

Rainy River Mine	Q1 2025	Q1 2024
Gold production (ounces)[4]	33,908	52,719
Gold sold (ounces)[4]	33,732	53,097
Gold revenue, per ounce ($)[5]	2,866	2,085
Average realized gold price, per ounce ($)[1]	2,866	2,085
Operating expenses per gold ounce sold ($/ounce)[5]	1,861	1,223
Depreciation and depletion per gold ounce sold ($/ounce)[5]	969	792
Cash costs per gold ounce sold (by-product basis) ($/ounce)[1,2]	1,764	1,165
All-in sustaining costs per gold ounce sold (by-product basis) ($/ounce)[1,2]	2,758	1,638
Sustaining capital ($M)[1]	32.0	22.2
Growth capital ($M)[1]	19.3	7.4
Total capital ($M)	51.3	29.6
Free cash flow ($M)	(12.8)	(2.5)

Operating Key Performance Indicators

Rainy River Mine	Q1 2025	Q1 2024
Open Pit Only
Tonnes mined per day (ore and waste)	74,086	91,587
Ore tonnes mined per day	4,529	16,476
Operating waste tonnes per day	16,034	51,486
Capitalized waste tonnes per day	53,523	23,626
Total waste tonnes per day	69,557	75,111
Strip ratio (waste:ore)	15.36	4.56
Underground Only
Ore tonnes mined per day	785	878
Waste tonnes mined per day	1,454	957
Lateral development (metres)	1,440	950
Open Pit and Underground
Tonnes milled per calendar day	24,468	25,023
Gold grade milled (g/t)	0.54	0.83
Gold recovery (%)	89	91
  First quarter gold production was 33,908 ounces, a decrease over the prior-year period as planned primarily due to the focus on waste stripping in the quarter, which resulted in the majority of the mill feed coming from the low-grade stockpile.
  Operating expenses per gold ounce sold increased over the prior-year period due to lower sales volumes.
  All-in sustaining costs1,2 per gold ounce sold increased over the prior-year period primarily due to lower sales volumes, and higher sustaining capital from capitalized waste stripping.
  Total capital expenditures increased over the prior-year period due to higher sustaining and growth capital spend. Sustaining capital1 primarily related to capitalized waste stripping, tailings dam raise, and capital components. Growth capital1 related to underground development as the Underground Main and Intrepid zones continue to advance.
  Free cash flow was a net outflow of $13 million (net of $6 million stream payment), a decrease compared to the prior-year period primarily due to lower revenue.

First Quarter 2025 Conference Call and Webcast

The Company will release its first quarter 2025 financial results after market close on Tuesday, April 29, 2025. A conference call and webcast will be hosted on Wednesday, April 30, 2025 at 8:30 am Eastern Time.

  Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://app.webinar.net/Z0RMlnOPaWp
  Participants may also listen to the conference call by calling North American toll free 1-888-699-1199, or 1-416-945-7677 outside of the U.S. and Canada, passcode 65691
  To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/4kIQyPi to receive an instant automated call back.
  A recorded playback of the conference call will be available until May 30, 2025 by calling North American toll free 1-888-660-6345, or 1-289-819-1450 outside of the U.S. and Canada, passcode 65691. An archived webcast will also be available at www.newgold.com

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the New Afton copper-gold mine and the Rainy River gold mine. New Gold's vision is to be the most valued intermediate gold and copper producer through profitable and responsible mining for our shareholders and stakeholders. For further information on the Company, visit www.newgold.com.

Endnotes

1.	"Cash costs per gold ounce sold", "all-in sustaining costs per gold ounce sold" (or "AISC"), "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases", "growth capital", "average realized gold/copper price per ounce/pound","cash generated from operations before changes in non-cash operating working capital", "free cash flow" "open pit net mining costs per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", and "G&A costs per tonne processed" are all non-GAAP financial performance measures that are used in this MD&A. These measures do not have any standardized meaning under IFRS Accounting Standards, as issued by the IASB, and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the "Non-GAAP Financial Performance Measures" section of this press release.

2.	The Company produces copper and silver as by-products of its gold production. All-in sustaining costs based on a by-product basis, which includes silver and copper net revenues as by-product credits to the total costs. These are extraction concepts, as the commodities produced represent commodities sold in the course of the Company's ordinary activities.

3.	Co-product basis includes net silver sales revenues as by-product credits, and apportions net costs to each metal produced by 30% gold, 70% copper, and subsequently dividing the amount by the total gold ounces sold, or pounds of copper sold, to arrive at per ounce or per pound figures. These are extraction concepts, as the commodities produced represent commodities sold in the course of the Company's ordinary activities

4.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.

5.	These are supplementary financial measures which are calculated as follows: "Revenue gold ($/ounce)" and "Revenue copper ($/pound)" is total gold revenue divided by total gold ounces sold and total copper revenue divided by copper pounds sold, respectively, "Operating expenses ($/oz gold, co-product)" is total operating expenses apportioned to gold based on a percentage of activity basis divided by total gold ounces sold, "Operating expenses ($/lb copper, co-product)" is total operating expenses apportioned to copper based on a percentage of activity basis divided by total copper pounds sold; "Depreciation and depletion ($/oz gold)" is depreciation and depletion expenses divided by total gold ounces sold.

6.	Key performance indicator data for the three months ended March 31, 2025 is exclusive of ounces from ore purchase agreements for New Afton. The New Afton Mine purchases small amounts of ore from local operations, subject to certain grade and other criteria. These ounces represented approximately 1% of total gold ounces produced using New Afton's excess mill capacity. All other ounces are mined and produced at New Afton.

Non-GAAP Financial Performance Measures

Cash Costs per Gold Ounce Sold

"Cash costs per gold ounce sold" is a common non-GAAP financial performance measure used in the gold mining industry but does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold reports cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, this measure, along with sales, is a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.

This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS  Accounting Standards. This measure is not necessarily indicative of cash generated from operations under IFRS Accounting Standards or operating costs presented under IFRS Accounting Standards.

Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product revenue. Cash costs are then divided by gold ounces sold to arrive at the cash costs per gold ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of cash costs per gold ounce for Rainy River is net of by-product silver sales revenue, and the calculation of cash costs per gold ounce sold for New Afton is net of by-product copper and silver sales revenue. New Gold notes that in connection with New Afton, the by-product revenue is sufficiently large to result in a negative cash costs on a single mine basis. Notwithstanding this by-product contribution, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold's business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining Company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, New Gold has also calculated New Afton's cash costs on a co-product basis, which removes the impact of copper sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced by 30% gold, 70% copper, and subsequently divides the amount by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all cash costs information in this MD&A is net of by-product sales.

Sustaining Capital and Sustaining Leases

"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will significantly increase production. Management uses "sustaining capital" and "sustaining lease" to understand the aggregate net result of the drivers of all-in sustaining costs other than cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS Accounting Standards.

Growth Capital

"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be "growth capital", which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will significantly increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will significantly increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

All-In Sustaining Costs (AISC) per Gold Ounce Sold

"All-in sustaining costs per gold ounce sold" or ("AISC") is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold ounce sold" based on guidance announced by the World Gold Council ("WGC") in September 2013. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS Accounting Standards measures to provide visibility into the economics of a gold mining company. Current IFRS Accounting Standards measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold ounce sold" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

"All-in sustaining costs per gold ounce sold" is intended to provide additional information only and does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measure is not necessarily indicative of cash flow from operations under IFRS Accounting Standards or operating costs presented under IFRS Accounting Standards.

New Gold defines all-in sustaining costs per gold ounce sold as the sum of cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, sustaining leases, capitalized and expensed exploration costs that are sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its unaudited condensed interim consolidated statement of cash flows and deducts any expenditures that are non-sustaining (growth). Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will significantly benefit the operation are classified as growth and are excluded. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to significantly benefit the operation are classified as non-sustaining and are excluded.

Costs excluded from all-in sustaining costs per gold ounce sold are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

To provide additional information to investors, the Company has also calculated all-in sustaining costs per gold ounce sold on a co-product basis for New Afton, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the all-in sustaining costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. By including cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs.

The following tables reconcile the above non-GAAP measures to the most directly comparable IFRS measure on an aggregate basis.

Cash Costs and All-in Sustaining Costs per Gold Ounce Reconciliation Tables

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2025	2024
CONSOLIDATED CASH COST AND AISC RECONCILIATION
Operating expenses	103.4	106.8
Treatment and refining charges on concentrate sales	3.3	4.7
By-product silver revenue	(4.5)	(3.8)
By-product copper revenue	(56.9)	(46.5)
Total Cash costs[1]	45.3	61.3
Gold ounces sold[4]	52,164	70,077
Cash costs per gold ounce sold (by-product basis)(2)	869	874.0
Sustaining capital expenditures[1]	32.7	25.9
Sustaining exploration - expensed	0.0	0.1
Sustaining leases[1]	0.2	1.3
Corporate G&A including share-based compensation	9.5	6.5
Reclamation expenses	2.3	2.7
Total all-in sustaining costs[1]	90.0	97.8
Gold ounces sold[4]	52,164	70,077
All-in sustaining costs per gold ounce sold (by-product basis)[2]	1,727	1,396

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2025	2024
RAINY RIVER CASH COSTS AND AISC RECONCILIATION
Operating expenses	62.8	64.9
By-product silver revenue	(3.3)	(3.1)
Total Cash costs[1]	59.5	61.8
Gold ounces sold[4]	33,732	53,097
Cash costs per gold ounce sold (by-product basis)[2]	1,764	1,165
Sustaining capital expenditures[1]	32.0	22.2
Sustaining leases[1]	—	0.9
Reclamation expenses	1.6	2.1
Total all-in sustaining costs[1]	93.0	87.0
Gold ounces sold[4]	33,732	53,097
All-in sustaining costs per gold ounce sold (by-product basis)[2]	2,758	1,638

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2025	2024
NEW AFTON CASH COSTS AND AISC RECONCILIATION
Operating expenses	40.7	41.9
Treatment and refining charges on concentrate sales	3.3	4.7
By-product silver revenue	(1.2)	(0.7)
By-product copper revenue	(56.9)	(46.5)
Total Cash costs[1]	(14.2)	(0.6)
Gold ounces sold[4]	18,432	16,980
Cash costs per gold ounce sold (by-product basis)[2]	(769)	(34)
Sustaining capital expenditures[1]	0.7	3.7
Sustaining leases(1)	—	0.3
Reclamation expenses	0.8	0.7
Total all-in sustaining costs[1]	(12.7)	4.1
Gold ounces sold[4]	18,432	16,980
All-in sustaining costs per gold ounce sold (by-product basis)[2]	(687)	241

Three months ended March 31, 2025
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COSTS AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	12.2	28.5	40.7
Units of metal sold	18,432	13.2
Operating expenses ($/oz gold or lb copper sold, co-product[3]	662	2.15
Treatment and refining charges on concentrate sales	1.0	2.3	3.3
By-product silver revenue	(0.4)	(0.8)	(1.2)
Cash costs (co-product)[3]	12.8	29.9	42.7
Cash costs per gold ounce sold or lb copper sold (co-product)[3]	696	2.26
Sustaining capital expenditures[1]	0.2	0.5	0.7
Sustaining leases[1]	—	—	—
Reclamation expenses	0.2	0.5	0.8
All-in sustaining costs (co-product)[3]	13.3	31.0	44.3
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)[3]	720	2.34

(i) Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Three months ended March 31, 2024
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COSTS AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	12.6	29.3	41.9
Units of metal sold	16,980	12.0
Operating expenses ($/oz gold or lb copper sold, co-product[3]	740	2.44
Treatment and refining charges on concentrate sales	1.4	3.3	4.7
By-product silver revenue	(0.2)	(0.5)	(0.7)
Cash costs (co-product)[3]	13.8	32.1	45.9
Cash costs per gold ounce sold or lb copper sold (co-product)[3]	811	2.67
Sustaining capital expenditures[1]	1.1	2.6	3.7
Reclamation expenses	0.2	0.5	0.7
All-in sustaining costs (co-product)[3]	15.2	35.41	50.6
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)[3]	894	2.94

(i) Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Sustaining Capital Expenditures Reconciliation Table

	Thee months ended March 31
(in millions of U.S. dollars, except where noted)	2025	2024
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per consolidated statement of cash flows	75.2	61.1
New Afton growth capital expenditures[1]	(23.3)	(27.7)
Rainy River growth capital expenditures[1]	(19.3)	(7.4)
Sustaining capital expenditures[1]	32.7	25.9

Adjusted Net Earnings/(Loss) and Adjusted Net Earnings per Share

"Adjusted net earnings" and "adjusted net earnings per share" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Net earnings have been adjusted, including the associated tax impact, for loss on repayment of long-term debt, corporate restructuring and the group of costs in "Other gains and losses" as per Note 3 of the Company's unaudited condensed interim consolidated financial statements. Key entries in this grouping are: the fair value changes for the Rainy River gold stream obligation, fair value changes for copper price option contracts, foreign exchange gains/loss, fair value changes in investments. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted tax expense".

The Company uses "adjusted net earnings" for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS Accounting Standards. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS Accounting Standards. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS Accounting Standards measure.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2025	2024
ADJUSTED NET EARNINGS (LOSS) RECONCILIATION
Earnings (loss) before taxes	(13.9)	(40.5)
Other losses	23.2	55.1
Adjusted net earnings (loss) before taxes	17.1	14.6
Income tax (expense) recovery	(2.8)	(3.0)
Income tax adjustments	(2.3)	1.5
Adjusted income tax (expense) recovery[1]	(5.1)	(1.5)
Adjusted net earnings (loss)[1]	12.0	13.1
Adjusted net earnings (loss) per share (basic and diluted) ($/share)[1]	0.02	0.02

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

"Cash generated from operations, before changes in non-cash operating working capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS Accounting Standards. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS Accounting Standards measure.

	Three months ended March 31
(in millions of U.S. dollars)	2025	2024
CASH RECONCILIATION
Cash generated from operations	107.5	54.7
Change in non-cash operating working capital	(17.5)	17.8
Cash generated from operations, before changes in non-cash operating working capital[1]	90.0	72.5

Free Cash Flow

"Free cash flow" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, settlement of non-current derivative financial liabilities which include the Rainy River gold stream obligation and the Ontario Teachers' Pension Plan free cash flow interest. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS Accounting Standards. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS Accounting Standards measure on an aggregate and mine-by-mine basis.

	Three months ended March 31, 2025
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	45.6	76.5	(14.6)	107.5
Less Mining interest capital expenditures	(51.2)	(24.0)	—	(75.2)
Add Proceeds of sale from other assets	—	—	—	—
Less Lease payments	(0.9)	—	(0.2)	(1.1)
Less Cash settlement of non-current derivative financial liabilities	(6.3)	—	—	(6.3)
Free Cash Flow[1]	(12.8)	52.5	(14.8)	24.9

	Three months ended March 31, 2024
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	35.2	28.2	(8.7)	54.7
Less Mining interest capital expenditures	(29.6)	(31.5)		(61.1)
Add Proceeds of sale from other assets	—	—	—	—
Less Lease payments	(0.9)	(0.3)	(0.2)	(1.3)
Less Cash settlement of non-current derivative financial liabilities	(7.2)			(7.2)
Free Cash Flow[1]	(2.5)	(3.6)	(8.9)	(14.9)

Average Realized Price

"Average realized price per ounce of gold sold" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized in each reporting period for gold sales. "Average realized price per ounce of gold sold" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS Accounting Standards measure on an aggregate and mine-by-mine basis.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2025	2024
TOTAL AVERAGE REALIZED PRICE
Revenue from gold sales	149.4	144.5
Treatment and refining charges on gold concentrate sales	1.6	2.0
Gross revenue from gold sales	151.0	146.5
Gold ounces sold	52,164	70,077
Total average realized price per gold ounce sold ($/ounce)[1]	2,894	2,090

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2025	2024
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	96.7	110.7
Gold ounces sold	33,732	53,097
Rainy River average realized price per gold ounce sold ($/ounce)[1]	2,866	2,085

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2025	2024
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	52.7	33.8
Treatment and refining charges on gold concentrate sales	1.6	2.0
Gross revenue from gold sales	54.3	35.8
Gold ounces sold	18,432	16,980
New Afton average realized price per gold ounce sold ($/ounce)[1]	2,947	2,108

For additional information with respect to the non-GAAP measures used by the Company, refer to the detailed "Non-GAAP Financial Performance Measure" section disclosure in the MD&A for the three months ended March 31, 2025 filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company's expectations and guidance with respect to production, costs, capital investment and expenses on a mine-by-mine and consolidated basis, associated timing and accomplishing the factors contributing to those expectations; successfully completing the Company's growth projects and an increase in production in the second half of the year as a result thereof; expectation that the Company will achieve annual guidance; successfully increasing free cash flow driven by increased production and improved costs throughout 2025; expectation that New Afton's C-Zone will process approximately 16,000 tonnes per day beginning in 2026; successfully extending New Afton mine life beyond 2031; successfully operating the Rainy River processing plant at full capacity beyond 2029; the Company's ability to successfully complete the Ontario Teachers' Pension Plan transaction and the timing thereof, including receipt of all required regulatory approvals; the proposed benefits of the transaction to the Company's business, strategic objectives, financial condition, cash flows and results of operations and to its shareholders being attained; and successfully fulfilling the gold prepayment amount and timing of such financing.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this news release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to there being no significant disruptions affecting New Gold's operations, including material disruptions to the Company's supply chain, workforce or otherwise.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation, the "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

All other scientific and technical information in this news release has been reviewed and approved by Travis Murphy, Vice President, Operations of New Gold. Mr. Murphy is a Professional Geoscientist, a member of Engineers and Geoscientists British Columbia.  Mr. Murphy is a "Qualified Person" for the purposes of NI 43-101.

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SOURCE New Gold Inc.

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For further information: For further information, please contact: Ankit Shah, Executive Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 17:15e 29-APR-25